Exhibit 3.25

AMENDMENT TO

BYLAWS OF

RCSH OPERATIONS, INC. (F/K/A RUTH’S CHRIS STEAK HOUSE #10, INC.),

A California Corporation

Pursuant to that certain Consent of the Sole Shareholder of RCSH Operations, Inc. (f/k/a Ruth’s Chris Steak House #10, Inc., a California corporation (the “Corporation”) dated July 29, 2009, the Bylaws of the Corporation are hereby amended retroactively to be effective as of January 1, 2004 as follows:

1. Amendment to Article III, Section 2. Article III, Section 2 of the Bylaws is hereby amended and restated in its entirety, so that as amended and restated such section shall read as follows:

“Section 2. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of directors shall be up to three (3) until changed by a duly adopted amendment to the articles of Incorporation or by an amendment to this Bylaw adopted by approval of the outstanding shares. In the event that the number of directors is, or at any time becomes, five (5) or more, then an amendment reducing the number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to or more than twenty percent (20%) of the outstanding shares entitled to vote.”

2. Ratification. Except as amended hereby, the Bylaws of the Corporation is hereby ratified and confirmed to the fullest extent permitted by California law and shall remain in full force and effect, as amended hereby.

This Amendment to the Bylaws is dated as of January 1, 2004.

Ruth’s Hospitality Group, Inc.

By:	/s/ Robert M. Vincent

Name:	Robert M. Vincent
Title:	Executive Vice President and Chief Financial Officer